UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 13, 2022

IMARA INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39247	81-1523849
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

116 Huntington Avenue, 6th Floor Boston, MA	02116
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 206-2020

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	IMRA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On October 13, 2022, Imara Inc., a Delaware corporation (“Imara”) and Enliven Therapeutics, Inc., a Delaware corporation (“Enliven”) held a joint investor conference call to discuss their previously announced entry into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Iguana Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Imara, will merge with and into Enliven, with Enliven continuing as a wholly owned subsidiary of Imara and the surviving corporation of the merger (the “Merger”). A transcript of the conference call is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Transcript of joint investor conference call held by Imara Inc. and Enliven Therapeutics, Inc. on October 13, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K and the exhibit attached hereto contain forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)) concerning Enliven, Imara, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Imara and Enliven, as well as assumptions made by, and information currently available to, management of Imara and Enliven. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Statements that are not historical facts are forward-looking statements. Forward-looking statements include, but are not limited to, expectations regarding the proposed Merger and concurrent financing transaction; the potential benefits and results of such transactions; the sufficiency of the combined company’s capital resources; the combined company’s cash runway; the expected timing of the closing of the proposed transactions; statements regarding the potential of, market opportunity for and expectations regarding, Enliven’s programs and potential pipeline, including ELVN-001, ELVN-002 and its research stage opportunities; the expected timing of Enliven’s Phase 1 data for ELVN-001; the expected timing of Enliven’s filing of an investigational new drug application, Phase 1 clinical trial initiation and Phase 1 data for ELVN-002; the expected timing to make a product candidate nomination for Enliven’s third program; statements about Enliven’s ability to grow; statements by Imara’s President and Chief Executive Officer; and statements by Enliven’s Co-founder and Chief Executive Officer. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the limited operating history of each company; the significant net losses incurred since inception; the ability to raise additional capital to finance operations; the ability to advance product candidates through preclinical and clinical development; the ability to obtain regulatory approval for, and ultimately commercialize, Enliven’s product candidates; the outcome of preclinical testing and early clinical trials for Enliven’s product candidates, including the ability of those trials to satisfy relevant governmental or regulatory requirements; Enliven’s limited experience in designing clinical trials and lack of experience in conducting clinical trials; the ability to identify and pivot to other programs, product candidates, or indications that may be more profitable or successful than Enliven’s current product candidates; the substantial competition Enliven faces in discovering, developing, or commercializing products; the negative impacts of the COVID-19 pandemic on operations, including ongoing and planned clinical trials and ongoing and planned preclinical studies; the ability to attract, hire, and retain skilled executive officers and employees; the ability of Imara or Enliven to protect their respective intellectual property and proprietary technologies; reliance on third parties, contract manufacturers, and contract research organization; the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval for the proposed transactions from both Imara and Enliven’s stockholders or to complete the transactions in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of the parties to consummate the proposed transactions; risks related to Imara’s continued listing on the Nasdaq Stock Market until closing of the proposed transactions; risks related to Imara’s and Enliven’s ability to correctly estimate their respective operating expenses and expenses associated with the proposed transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement or the concurrent financing transaction; competitive responses to the proposed transactions; unexpected costs, charges or expenses resulting from the proposed transactions; the outcome of any legal proceedings that may be instituted against Imara, Enliven or any of their respective directors or officers related to the Merger Agreement, the concurrent financing transaction, or the proposed transactions contemplated thereby; the effect of the announcement or pendency of the transactions on Imara’s or Enliven’s business relationships, operating results and business generally; and legislative, regulatory, political and economic developments and general market conditions. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Imara’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) as well as the registration statement on Form S-4 to be filed with the SEC by Imara. Imara and Enliven can give no assurance that the conditions to the proposed transactions will be satisfied. Except as required by applicable law, Imara and Enliven undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Imara and Enliven, Imara intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Imara and information statement of Enliven. IMARA URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IMARA, ENLIVEN, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Imara with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Imara with the SEC by contacting Imara Inc. at 116 Huntington Ave., 6th Floor, Boston, MA 02116. Investors and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Imara, Enliven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Imara’s directors and executive officers is included in Imara’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC, and the proxy statement for Imara’s 2022 annual meeting of stockholders, filed with the SEC on April 22, 2022. Additional information regarding the persons who may be deemed participants in the solicitation of proxies will be included in the proxy statement/prospectus/information statement relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMARA INC.

Date: October 13, 2022	By:	/s/ Rahul D. Ballal
	Name:	Rahul D. Ballal
	Title:	President and Chief Executive Officer

Exhibit 99.1

Enliven Therapeutics, Inc. and Imara Inc. Announce Definitive Merger Agreement

Transcript of Conference Call Held on October 13, 2022 at 5:00 P.M. Eastern Time

Operator

Good day and welcome to the Enliven Therapeutics/Imara merger announcement conference call. Please note that today’s conference is being recorded for archive purposes. At this time, I’d like to turn the conference over to Mike Gray, Chief Financial Officer and Chief Operating Officer of Imara. Please go ahead.

Mike Gray, Imara CFO/COO

Thank you and good afternoon. Joining me on today’s call are Rahul Ballal, Imara’s President and Chief Executive Officer, and Sam Kintz, Co-Founder, President and Chief Executive Officer of Enliven. As you likely saw, Enliven and Imara issued a joint press release today announcing the signing of a definitive merger agreement.

Before I turn the call over to Rahul and Sam, I would like to remind everyone that this discussion and the accompanying presentation will contain forward-looking statements based upon the current expectations of Imara and Enliven Therapeutics, which include, but are not limited to, statements regarding the expected timing, completion, effects and potential benefits of the transaction and our future expectations, plans and prospects for the combined company. Such statements represent management’s judgment and intention as of today and involve assumptions, risks and uncertainties. Imara and Enliven undertake no obligation to update or revise any forward-looking statements except as required by law. This slide titled “Disclaimer” provides an overview of these forward-looking statements and the risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated in these forward-looking statements. Please refer to this slide for more details on these forward-looking statements and other important information.

Further, Imara intends to file a registration statement and accompanying proxy statement and prospectus with the SEC relating to the proposed reverse merger. Please be advised to read, when available, the proxy statement and prospectus and other relevant documents filed with the SEC as these will contain important information about Imara, Enliven and the transaction. Once available, these documents can be obtained free of charge from the SEC at sec.gov or on Imara’s website.

I’ll now turn the call over to Imara’s President and Chief Executive Officer, Rahul Ballal. Rahul?

Rahul Ballal, Imara CEO

Thanks Mike. We are excited to announce today’s entry into a definitive merger agreement that will bring together Imara and Enliven Therapeutics to form a clinical stage precision oncology company focused on the discovery and development of next-generation small molecule kinase inhibitors.

Following an extensive and thoughtful review of several strategic alternatives, it was clear this merger was a compelling option for our stockholders. This merger is a transformative event for both companies, which we believe provides an exciting opportunity for stockholders to participate in a well differentiated and clinical stage opportunity in Enliven. We also believe in the ability of Enliven’s management team to lead the combined company and now look forward to continue work towards our collective progress in the clinic.

1

Moving now to Slide number 3, the completion of this merger will provide Imara stockholders with an opportunity to participate in the Enliven growth story, at a pivotal time for Enliven. Enliven has a diversified portfolio with two parallel lead programs in development: ELVN-001 is a highly selective kinase inhibitor for the treatment of chronic myeloid leukemia, or CML, and ELVN-002 is a potent, selective and irreversible HER2 inhibitor. In addition, there are several research-stage opportunities in its pipeline. These programs offer multiple near-term clinical milestones, including early Phase 1 data for ELVN-001 expected by the end of 2023 and IND filing for ELVN-002 this quarter. When the transaction closes, the combined company is expected to have a strong balance sheet with approximately $300 million in cash and cash equivalents that provides runway into early 2026 based on Enliven’s current operating plan.

Moving to Slide 4, let me provide some detail on the transaction. Under the terms of the agreement, Imara will issue shares of its common stock to Enliven stockholders. Enliven stockholders are expected to own approximately 84% of the combined company, inclusive of the approximately $165 million in private financing that Enliven expects to raise in conjunction with this transaction. Imara stockholders are expected to own approximately 16% of the combined company. Importantly, Enliven’s planned concurrent private financing of approximately $165 million will be co-led by new investors Fairmount and Venrock, with participation from additional investors, which include Fidelity, RA Capital, Frazier and Commodore. All of Enliven’s existing investors will also participate in the financing. The financing was oversubscribed and new investor allocations account for over 60% of the total size of the financing. We are very excited about the syndicate of new, high quality healthcare investors that are supporting Enliven in this transaction. We believe this interest and commitment demonstrates the robustness of the Enliven story. The financing is expected to close immediately prior to the completion of the merger.

As part of the transaction, pre-merger Imara stockholders will be issued contingent value rights representing the right to receive certain payments from proceeds received by the combined company, if any, related to the previously announced pending sale of tovinontrine (IMR-687) or related to any potential sale or license of IMR-261. We expect the merger transaction to close in the first quarter of 2023, subject to approval of the stockholders of both companies and other customary closing conditions. The merged company will be managed by the existing Enliven Therapeutics team and board of directors, and I am delighted to share that I plan to serve on the board of the combined company.

Now I’d like to share some points about Enliven that excited us about the company and compelled us to make this decision, summarized on Slide 5.

Enliven is dedicated to developing innovative therapies that overcome the limitations of standard of care and help patients not only live longer, but live better. Their discovery process is rooted in validated biology and differentiated chemistry, disciplined clinical trial design, and a focus on discovering and developing potentially first-in-class or best-in-class precision oncology therapies. Their parallel lead programs, ELVN-001 and ELVN-002, have demonstrated strong preclinical evidence showing an improved therapeutic index. Enliven is at a pivotal time in its clinical development with ELVN-001 recently entering the clinic and the expected IND filing of ELVN-002 by the end of the year. We believe these programs have the potential to generate multiple near-term value inflection points and target large and attractive markets. Enliven also has an experienced team with a track record of inventing and developing multiple FDA-approved cancer therapies.

It is now my pleasure to turn the call over to Sam Kintz, Co-Founder, President, and Chief Executive Officer of Enliven Therapeutics to give you more detail about the company. We have gotten to know Sam and his team throughout this merger process and view them as an experienced and competent group of drug developers that are well-positioned to progress this exciting portfolio. Turning it over to you, Sam.

Sam Kintz, Enliven CEO

Thank you, Rahul, for the kind introduction, and good afternoon everyone. My hope for this call is to provide you with an overview of the combined company, which will be called Enliven Therapeutics after the transaction closes.

First, I’d like to take the opportunity to tell you more about our team, displayed on Slide 6. I co-founded Enliven with Joe Lyssikatos and Anish Patel. Joe, our Chief Scientific Officer, is a renowned medicinal chemist, who helped build and scale Array BioPharma’s internal programs and medicinal chemistry efforts. I’ve had the pleasure of working with Joe on and off for the past 15 years. Joe is a co-inventor or co-author on over 220 issued patents and peer-reviewed publications, and has been a key scientific contributor to over 30 small molecule programs. Anish, our Chief Operating Officer, brings development, medical affairs, and commercial experience. In 2021, we expanded our management team to include Dr. Helen Collins and Ben Hohl. Helen, our Chief Medical Officer, recently served as Chief Medical Officer at Five Prime Therapeutics until its acquisition by Amgen, where she led the development of bemarituzumab, a potential first-in-class investigational targeted antibody for a subset of gastric cancer, which has been granted Breakthrough Therapy Designation by the FDA. Helen’s core leadership team from Five Prime have also joined Enliven to help build out our clinical development organization. And Ben, our Chief Financial Officer, brings a depth of business, financial and investment experience to round out our leadership team. We also benefit from a distinguished board of directors and scientific advisors, whose experience and insights have been and will be invaluable to Enliven as we continue to advance our pipeline. And we’re very pleased that Rahul will continue to serve on the board. I will also note that we have been supported by industry leading healthcare investors, who continue to support the company, as demonstrated by our insider participation in the concurrent private financing that Rahul mentioned. We are also very excited to welcome Fairmount, Venrock, Fidelity, RA Capital, Frazier and Commodore to the Enliven family as new investors.

As we move to Slide 7, you will see that our R&D team has a strong track record of success. In particular, our chemists have been the inventor or co-inventor of four FDA-approved drugs and over 20 product candidates that have advanced into clinical trials. Our research team is now complemented by the amazing clinical development team that Helen has built, and our team is eager to repeat its success with our parallel lead product candidates, as well as future pipeline programs.

As we take a look at the next slide, Slide 8, we have two parallel lead product candidates and we expect to have two clinical stage programs by the end of the year. ELVN-001 is our highly selective, active site BCR-ABL kinase inhibitor with activity against key resistance mutations for the treatment of CML. We recently initiated our Phase 1 study, and depending on enrollment, expect to provide early clinical data by the end of 2023. ELVN-002 is a potent, selective and irreversible HER2 and pan-HER2 mutant kinase inhibitor for the treatment of HER2 mutant lung cancer and other HER2-driven tumor types. We are expecting to file an IND for 002 with the FDA this quarter.

Additionally, we believe our ongoing discovery efforts will continue to fuel our pipeline, with an emphasis on more novel approaches and targets. In the first half of 2023, we expect to nominate a product candidate for our third program.

On Slide 9 we will dive in to our first program, ELVN-001. Although the approval of BCR-ABL TKIs has improved the life expectancy of patients with CML significantly, tolerability, safety, resistance and patient convenience concerns have become more prominent as patients can now expect to live on therapy for up to decades. In fact, since the approval of Gleevec over 20 years ago, median overall survival for newly diagnosed patients with CML in the US has not been reached. CML is now a chronic condition, and issues associated with the available treatment options drive approximately 20% of patients to switch therapy within the first year and approximately 40% to switch within the first 5 years, and this is true for both the front-line and second-line settings. The result is a growing patient population that has tried at least two prior TKIs and have limited and sub-optimal treatment options remaining. Looking at the right-hand side of the page, you can see that most treatment switches are driven by intolerance or lack of initial molecular response (about 60% of cases combined), which we believe is a strong indication that better treatment options are needed. The switching dynamics are perhaps not surprising given that most of the approved TKIs have poor kinase selectivity, causing tolerability issues that can impact efficacy. And all of the approved TKIs have restrictions with concomitant medications, which can impede long-term patient adherence. Finally, fewer than 10% of CML patients achieve sustained treatment-free remission, an important goal in CML therapy today.

Now let’s turn to the CML market dynamics on Slide 10. As we just covered, the CML population is growing thanks to improved survival, which has created a new unmet need as patients seek better options to achieve long-term treatment goals. Despite the issues we discussed on the previous slide, the approved TKIs generate annual sales of over $6 billion, with each drug earning approximately $500 million in sales and multiple with over $2 billion in sales. And this is in a market where generic imatinib has been available since 2016. Our vision is to develop a drug with a better tolerability and efficacy profile that will allow for deeper molecular responses and a higher chance of long-term treatment success. We believe that as the CML market continues to develop, delineation between lines of therapy will become much more blurred. The chronic nature of the disease allows doctors and patients to freely switch between options, trying to find the right drug that works best for each specific patient. Additionally, similar to the HIV market, we believe that tolerability and convenience factors, along with improved efficacy, will drive adoption even in earlier lines of therapy, and even with multiple generic options. Given the long duration of therapy, a relatively small share of the market by number of treated patients has the potential to result in a meaningful commercial opportunity.

Now will we highlight some of our preclinical data on Slide 11. As a note, a more fulsome set of market backdrop and preclinical data for both of our programs is provided in backup sections of this presentation, which will be available to you in case you would like to review in more detail. In those materials, you will see that our preclinical studies showed that 001 does not meaningfully interfere with the activity of off-target kinases that we believe limit the efficacy and tolerability of approved ATP-competitive TKIs. In the Figure on the left, we show a correlation between target coverage of the approved agents and major molecular response at 12 months in a front line setting. Target coverage here is based upon phospho-CRKL, which is a robust cellular marker for BCR-ABL inhibition. As a note, the correlation shown here is based on Cmin drug concentrations, because the approved dosing regimen for the agents shown results in a relatively flat PK profile. The same correlation is observed if you look at total exposures, or AUC, at the approved doses for these agents. In the Figure on the right, we look at the same target coverage metric, but this time comparing the human data for ponatinib and nilotinib, the drugs with the best front-line efficacy shown on the left, to exposures they achieved at their maximum tolerated dose in non-human primates. You will see that target coverage is similar between humans and non-human primates, if not actually a little better in humans. Based on the significant target coverage achieved by 001 at its highest non-adverse event dose in non-human primates, we believe that 001 has the potential for a significantly greater therapeutic index than the existing ATP-competitive TKIs.

Now turning to our target product profile and clinical focus for 001 on Slide 12. With 001, we see a very promising opportunity to drive deeper responses, improve tolerability and enhance safety and convenience for patients with CML across lines of therapy. Additionally, given 001’s mechanism of action, it potentially represents a complementary option to allosteric BCR-ABL inhibitors, such as the recently approved asciminib, which may play an increasingly important role in the treatment of CML. We are currently enrolling patients in a Phase 1, multicenter, open-label, dose-escalation study of ELVN-001 in adults with CML with and without T315I mutations who are relapsed, refractory or intolerant to currently available TKIs. Our primary study objectives include assessing PK, safety and tolerability of escalating doses of 001, with the goal of identifying the recommended dose for expansion. In a future portion of the Phase 1 trial, multiple cohorts are planned to further evaluate the safety and efficacy of 001. Depending on patient enrollment, we anticipate sharing early Phase 1 data by the end of 2023. After our Phase 1 study, and dependent on our data and alignment with the FDA, we believe there are two potential paths to market that we will explore. First, a single arm study for potential approval in late line CML and for patients with a T315I mutation. Second, and most important, is a physician’s choice head-to-head study in an early line of therapy with the aim of earning a broad label for the treatment of CML.

Now moving to our other lead program: ELVN-002, on Slide 13. As a reminder, 002 is a potent, selective and irreversible pan-mutant HER2 kinase inhibitor. Our initial focus will be developing this asset as a monotherapy in second-line plus HER2 mutant non-small cell lung cancer. Despite the recent accelerated approval of Enhertu for this patient population, there remains a need for patients who fail or are intolerant this new treatment option. There are no other targeted therapies available. Based on the huge success of irreversible TKIs in other oncogene driven non-small cell lung cancer settings, such as Osimertinib for mutant EGFR, we believe 002 has the potential to be both complimentary to and completive with Enhertu.

Most of the approved and investigational TKIs targeting HER2 are dual EGFR/HER2 inhibitors, and are dose-limited by EGFR-driven toxicity. Historically, the structural homology between EGFR and HER2 has made it very difficult to develop selective HER2 inhibitors, hence we saw a very interesting opportunity here. Tucatinib, which was actually co-invented by our CSO, Joe, is the only approved HER2-selective TKI, and we believe there remains ample room for improvements based on mechanism of action and the ability to better cover the target. Tucatinib also lacks potency against key mutants that are common in non-small cell lung cancer as well as breast cancer, and therefore fails to address these patient populations. Additionally, we believe 002 may provide a meaningful therapeutic option to patients with brain metastases as demonstrated by its superior pre-clinical activity in an intracranial model compared to tucatinib.

As you can see on Slide 14, our initial focus will be HER2 mutant non-small cell lung cancer and we believe the high unmet need in this patient population may provide a fast to market opportunity. Approximately 3% of non-small cell lung cancer patients harbor HER2 mutations, for which there are no approved TKIs, and approximately 70% of HER2 mutations in lung cancer are represented by a single HER2 exon20 insertion mutation, YVMA. We are equally excited about developing 002 as a therapeutic option for other HER2-driven solid tumors. The largest potential market opportunity is with the nearly 30,000 metastatic patients across breast, colorectal, and gastric cancers. Breast cancer alone represents 70% of the HER2 amplified or overexpressing population. Despite tremendous advances in therapeutic options for this indication, there are still no curative treatments, and 25% of patients experience primary or acquired resistance, and up to 50% of patients develop brain metastasis. We believe that 002 has the potential to meaningfully augment the standard of care for these patients.

Now turning to some of our preclinical data on Slide 15. You will see that 002 was greater than 100 times more selective for HER2 YVMA mutant relative to wild-type EGFR than dual EGFR/HER2 TKI competitors. Of note, the dual inhibitors shown here, which we believe comprise all those that have published clinical data to date, were roughly equipotent against EGFR and HER2 YVMA in our assays. This is perhaps not surprising given the lack of structural diversity across several of the investigational compounds. We believe 002’s improved selectivity will provide a wider therapeutic index, and therefore the potential for better activity in HER2 mutant non-small cell lung cancer patients. In preclinical studies, 002 was highly active and well-tolerated in in vivo HER2 mutant and HER2 overexpressed tumors, including in intracranial tumor model, and it achieved an improved safety margin compared to tucatinib in non-human primates.

Next, we show our target product profile and clinical focus for 002 on Slide 16. Across HER2-driven cancers, we believe we have an opportunity to drive durable responses including in the CNS, with a well-tolerated treatment. We are currently planning a dose escalation monotherapy study in HER2 driven solid tumors to evaluate its PK, safety and efficacy, with a goal to determine the recommended dose for expansion. In the dose escalation, we also plan to evaluate 002 in combination with antibody drug conjugates in both HER2 mutant non-small cell lung cancer and HER2+ breast cancer. After our Phase 1 study, and dependent on our data and alignment with the FDA, we believe there are multiple opportunities to explore. Primarily, we will pursue a single arm study for potential accelerated approval in second-line plus HER2 mutant non-small cell lung cancer. There are also multiple indication expansion opportunities in earlier line HER2 mutant lung cancer, as well as in HER2+ breast and colorectal cancer in combination with standard of care, and finally, we may explore other HER2 mutant solid tumors in a basket study.

As you can probably tell, this is a very exciting and pivotal time for Enliven. Slide 17 lays out some key milestones we expect to achieve in the near term, including an IND filing for ELVN-002, as well as the initiation of the Phase 1a clinical trial in the first half of next year. Depending on patient enrollment, we expect to share early data for 001 by the end of 2023 and for 002 in the first half of 2024.

In closing, I would like to thank the teams at both Enliven and Imara for their spirit of collaboration through this process, and we look forward to delivering on our vision of helping cancer patients live not only longer, but better lives. That concludes our prepared remarks. Thank you.

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